SEC FILE NUMBER: 0-30382
                          CUSIP NUMBER:

                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K and Form 10-KSB  [_] Form 11-K    [_] Form 20-F
              [_] Form 10-Q and Form 10-QSB  [_] Form N-SAR

              For Period Ended: DECEMBER 31, 2005


              [_] Transition Report on Form 10-K
              [_] Transition Report on Form 20-F
              [_] Transition Report on Form 11-K
              [_] Transition Report on Form 10-Q
              [_] Transition Report on Form N-SAR
              For the Transition Period Ended: ________________________


      Read Attached Instruction Sheet Before Preparing Form.
                      Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


  DataLogic International, Inc.
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  Full Name of Registrant


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  Former Name if Applicable


  18301 Von Karman Ave, Suite 250
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  Address of Principal Executive Office (Street and Number)


  Irvine, CA 92612
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  City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[x]  |(a)  The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     |
[x]  |(b)  The subject annual report, semi-annual report; transition report on
     |     Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
     |     filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report of transition
     |     report on Form 10-Q, or portion thereof will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     |
     |(c)  The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed)

DataLogic International, Inc. (the "Company") believes the preparation of its Annual Report on Form 10-K for the year ended December 31, 2005 is substantially complete. However, the Company will be unable to file the 2005 10-K on a timely basis, without unreasonable effort or expense, because management needs additional time to finalize its review of the Company's financial statements. The extension is needed to permit the Company and its independent public accountants to complete their analysis of the impact on the Company's 2005 and prior period financial statements of EITF Issue 00-19 with respect to the Company's secured convertible debt (which was repaid on January 20, 2006).

Although the Company and its independent public accountant have not finalized their review with respect to EITF Issue 00-19 and its impact on the Company's financial statements, the Company has determined that the impact will be material to our financial statements and, therefore, will require us to restate and reissue our annual report for the year ended December 31, 2004, as well as the quarterly reports for the quarters ended June 30, 2004, September
30, 2004, March 31, 2005, June 30, 2005 and September 30, 2005.   The
restatements should not have any effect on our revenues, gross profit or our cash balances for these periods.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Keith Moore                 (949)           260-0120
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            (Name)               (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter)period that the registrant was required to file such reports)
      been filed?  If answer is no, identify report(s).     [X] Yes   [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?                                      [X] Yes   [ ] No


      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                  DataLogic International, Inc.
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           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 31, 2006         By  /s/ Keith Moore
     ---------------      ---------------------------------------------
                                 CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

Intentional Misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).



                             Annex A

The Company expects to report in its Annual Report on Form 10-K for the year ended December 31, 2005, subject to finalization and completion of the audit by its independent public accountants: (i) net revenue of approximately $17.5 million for 2005 compared with $14.3 million for 2004, (ii) a gross profit of approximately $2.2 million for 2005 compared with a gross profit of $2.7 million for 2004, (iii) an operating loss of $0.6 million for 2005 compared with $1.0 million for 2004 and (iv) a net loss of approximately $0.4 million for 2005 compared with a net loss of $1.5 million for 2004. The increase in revenues in 2005 compared with 2004 primarily is due to growth in the
Company's consulting services and communications business segments.   The
decreased gross profit in 2005 compared with 2004 primarily is due to changes in the composition of the Company's cost of goods sold as a result of differing types of contracts and acquisitions made in 2005. The decreased operating loss in 2005 compared to 2004 primarily is due to a decrease in bad debt and consulting expenses offset, in part, by higher general and administrative expenses associated with the growth of our communications segment. The decrease in the Company's net loss in 2005 compared with 2004 primarily is due to the decrease operating loss noted above and a favorable increase in the change in fair value of derivative and warrant liabilities. The foregoing results for 2004 are restated to reflect the Company's current estimate of adjustments related to the application of EITF Issue 00-19 to the Company's secured convertible debt.